Exhibit 99.1

August 7, 2026

To:

YXT.COM GROUP HOLDING LIMITED

Room 501-502, No. 78 East Jinshan Road, Huqiu District, Suzhou

Jiangsu, 215011, People’s Republic of China

Dear Sirs or Madams:

We are qualified lawyers of the People’s Republic of China (the “PRC”) and are qualified to issue opinions on the PRC Laws. For the purpose of this opinion (the “Opinion”), the “PRC Laws” shall mean all officially published and publicly available laws, statutes, regulations, orders, decrees, guidelines, notices, circulars, announcements, and subordinate legislations of the PRC currently in effect as of the date of this Opinion, and shall not include the Laws of Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan.

We have acted as PRC counsel for YXT.COM GROUP HOLDING LIMITED, a corporation organized under the laws of the Cayman Islands (the “Company”), in connection with the Company’s Prospectus Supplement to its registration statement on Form F-3 (File No. 333-292185), including all amendments or supplements thereto (the “Prospectus Supplement”), filed with the U.S. Securities and Exchange Commission (the “Filing”).

This Opinion is also delivered in connection with the offering and sale by the Company of 150,000 American depositary shares, each representing thirty (30) Class A ordinary shares of the Company (the “Offering”), pursuant to (i) the securities purchase agreement, dated as of August 6, 2026, by and among the Company and the purchasers signatory thereto (the “Securities Purchase Agreement”), (ii) the placement agency agreement, dated as of August 6, 2026, by and between the Company and Univest Securities, LLC (the “Placement Agency Agreement”), and (iii) the lock-up agreements, dated as of August 6, 2026, executed by each of the Company and the directors and officers of the Company (together with the Securities Purchase Agreement and the Placement Agency Agreement, the “Transaction Documents”).

In rendering this Opinion, we have examined the originals and/or copies, certified or otherwise identified to our satisfaction, of documents provided to us by the Company and such other documents, corporate records, certificates issued by Governmental Authorities and officers of the Company and other instruments as we have deemed necessary or advisable for the purposes of rendering this Opinion (collectively, the “Documents”).

Capitalized terms used but not defined in this Opinion shall have the respective meanings ascribed to them in the Prospectus Supplement.

In our examination and for the purpose of rendering this Opinion, we have assumed, without further inquiry,

(i)	the genuineness of all the signatures, seals and chops, the authenticity of the Documents submitted to us as originals and the conformity with authentic original documents submitted to us as copies and the authenticity of such originals;

(ii)	the truthfulness, accuracy, and completeness of the Documents, as well as the factual statements contained in the Documents, and the Documents and the factual statements contained therein are and will remain not misleading;

(iii)	that the Documents provided to us remain in full force and effect up to the date of this Opinion and that none of the Documents has been revoked, amended, varied or supplemented except as otherwise indicated in such Documents;

(iv)	that the information provided to us by the Company and its PRC subsidiaries, its VIE and VIE’s subsidiaries (collectively referred to as the “PRC Operating Entities”) in response to our enquiries for the purpose of this Opinion is true, accurate, complete and not misleading, and that the Company and the PRC Operating Entities have not withheld anything that, if disclosed to us, would reasonably cause us to alter this Opinion in whole or in part;

(v)	all Governmental Authorizations and other official statements or documentation are obtained by lawful means in due course;

(vi)	that each of the parties other than the PRC Operating Entities is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and/or incorporation (as the case may be);

(vii)	that all parties other than the PRC Operating Entities have the requisite power and authority to enter into, execute, deliver and perform all the Documents to which they are parties and have duly executed, delivered, performed, and will duly perform their obligations under all the Documents to which they are parties; and

(viii)	all documents submitted to us are legal, valid, binding and enforceable under all such laws as govern or relate to them other than the PRC Laws.

For the purpose of rendering this Opinion, where important facts were not independently established to us, we have relied upon certificates issued by Governmental Authorities and representatives of the shareholders of the Company and the PRC Operating Entities with proper authority and upon representations made in or pursuant to the Documents.

The following terms as used in this Opinion are defined as follows:

“Governmental Authorities” means any national, provincial or local court, Governmental agency or body, stock exchange authorities or any other regulator in the PRC, and “Governmental Authority” means any of them;

“Governmental Authorizations” means licenses, consents, authorizations, permissions, declarations, approvals, orders, registrations, clearances, annual inspections, waivers, qualifications, certificates and permits from, and the reports to and filings with, Governmental Authorities pursuant to any applicable PRC Laws;

“PRC Laws” means all officially published and publicly available laws, statutes, regulations, rules, orders, decrees, guidelines, notices, circulars, announcements, judicial interpretations and subordinate legislations of the PRC currently in effect as of the date of this Opinion. For the purpose of this Opinion, the PRC Laws shall not include the laws of Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan;

and

Capitalized terms used herein but not otherwise defined shall have the same meanings as specified in the Prospectus Supplement.

Based on the foregoing and subject to the disclosures contained in the Prospectus Supplement and the qualifications set out below, we are of the opinion as of the issuance date of this Opinion that:

1.	There is uncertainty as to whether the courts of the PRC, would:

(1)	recognize or enforce judgments of United States courts obtained against the Company or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(2)	entertain original actions brought in each respective jurisdiction against the Company or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

2.	The recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against the Company or its directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against the Company in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or Class A ordinary shares.

This Opinion is subject to the following qualifications:

(a)	This Opinion is rendered only with respect to the PRC Laws and we have made no investigations in any other jurisdiction and no opinion is expressed or implied as to the laws of any other jurisdiction. PRC Laws as used in this Opinion refers to PRC Laws publicly available and currently in force as of the date of this Opinion and there is no assurance that any of such PRC Laws will not be changed, amended, replaced or revoked in the immediate future or in the longer term with or without retroactive effect.

(b)	This Opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this Opinion.

(c)	This Opinion is, insofar as it relates to the validity, effectiveness and enforceability , subject to (i) any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights generally; (ii) possible judicial or administrative actions or any laws affecting creditors’ rights generally; (iii) certain equitable, legal or statutory principles affecting the validity and enforceability of contractual rights generally under concepts of public interest, state interest, national security, reasonableness, good faith and fair dealing, and applicable statutes of limitation; (iv) any circumstance in connection with formulation, execution or implementation of any legal documents that would be deemed materially mistaken, clearly unconscionable, unlawful, fraudulent or coercionary at the conclusions thereof; and (v) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorney’s fees and other costs, the waiver of immunity from jurisdiction of any court or from legal process.

(d)	This Opinion is subject to the discretion of any competent PRC legislative, administrative, judicial bodies or Governmental Authorities in exercising their authority in the PRC in connection with the interpretation, implementation and application of relevant PRC Laws.

This Opinion is intended to be used in the context which is specifically referred to herein, and each paragraph should be considered at as a whole and no part should be extracted and referred to independently. Except as expressly provided herein, it may not, without our prior written permission, be relied upon by any person other than the addressees hereof, or used for any other purpose.

We hereby consent to the use of this Opinion in, and the filing hereof as an exhibit to a Report of Foreign Private Issuer on Form 6-K that is incorporated by reference into the Registration Statement on Form F-3 (File No. 333-292185), and further consent to the reference of our name under the sections of Prospectus Supplement entitled “Enforceability of Civil Liabilities”, “Taxation” and “Legal Matters” in the Prospectus Supplement.

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[Signature Page of PRC Legal Opinions Issued by Global Law Office]

Yours Sincerely,

Global Law Office

Global Law Office